

2023 REPORT

MIGHTLY INC

Dear investors,

This year brings many exciting developments to Mightly.

Our expansion into maternity & nursing wear, through the acquisition of our sister company, Of an Origin, with our existing Mightly brand (kids' wear ages 0 to 14) means that we are a step closer to our end goal: becoming the brand of choice for families seeking a clean, sustainable, non-toxic lifestyle. We look forward to witnessing the incredible achievements these brands can accomplish together.

In 2023, we launched on the gated third-party marketplaces, Macys.com and Target+, while growing our sales across all channels. Through implementing key strategic initiatives that have allowed us to scale and optimize our ad spend efficiently, we harnessed the power of AI to expand our content marketing efforts; at the same time, we revamped our paid social strategy, resulting in a remarkable increase in marketing efficiency. As a result, we experienced a significant year-over-year increase in site traffic and remarkable growth in our email list.This new approach not only enabled us to significantly reduce our ad spending but also led to a remarkable 190% increase in net profits for our DTC business, Mightly.com.

A Note from Candice Collison, Of An Origin Founder & New Mightly CMO:

On a personal level, it's been magical having my children so integrated into my work life, or rather work integrated into my mom-life. They have a lot of fun capturing our everyday adventures in our Mightly and Of an Origin Mini + Me collection. It's been amazing having the girls participate in the photoshoots together.

We need your help!

Think about Mightly for gifts! We have great gift sets for **babies & kids** and **women**.

Please rate and review Mightly products on **Target.com** and **Macys.com**. No purchase necessary; you can leave a review for any Mightly product, regardless of where you got it. Reviews are essential for our success and are costly – please leave us a few more, even if you already reviewed product previously!

Sincerely,

Tierra Forte

CO-FOUNDER AND CEO

Anya Marie Poppink Emerson

Co-Founder and COO

Barrie Michelle Brouse

Co-Founder/CCO

Candice Collison

CMO

How did we do this year?

REPORT CARD



☺ The Good

FORMED PARTNERSHIP with Of an Origin, Sustainable Maternity & Nursing Wear; Launched Co-Branded Website: Candice Collison as CMO

EFFICIENCIES: We have lowered customer acquisition costs, improved advertising efficiency & decreased operations costs.

LAUNCHED GREEN TOYS Project, to develop a line of co-branded bath and dress-up items, with our first PO in Q2 2024.

☹ The Bad

MACYS INVESTMENT FINALIZED BUT DELAYED: Close delayed to November, negatively impacting Q4 marketing & projections.

REPORT CARD   ⌄

onboarding has delayed our full launch.

SLOW TARGET+ TRANSITION: We are now a Target+ direct vendor (instead of using a distributorship), but the transition took time.

2023 At a Glance

January 1 to December 31



$986,048 +18%
Revenue



-$414,149
Net Loss



$46,283 [87%]
Short Term Debt



$961,625
Raised in 2023



$304,437
Cash on Hand
As of 03/ 4/24

INCOME   BALANCE   NARRATIVE



Revenues
Profit
US$834,897
-US$338,378
US$986,048
-U
2022
2023

Net Margin: -42% Gross Margin: 59% Return on Assets: -53% Earnings per Share: -$0.04

Revenue per Employee: $123,256 Cash to Assets: 47% Revenue to Receivables: 15,119

Debt Ratio: 15%

Mighty_FY_2022-2023_GAAP_Financial_Statements.pdf

We ❤ Our 111 Investors

Thank You For Believing In Us

David Macario
Carrie Ann Roberts
Anna Binder
Dana Hart
Laurie Webb Deakins
Perrin Selcer
Karen Jo Koonan
Zahavah Levine
Son D
Kelly Johnson
William T Emerson
Tim Cull
Heather Strout
Michael Miles
Marjorie Gelb
Holly Siciliano
Mark Hutmacher
Leslie Brenman
Mary Jo Cook
Candice Collison
Nate Williams
Nikki Cavazos
Nicole Gurries
Summer Bowen
Leslie Hellenga
Caleb Zigas
Sigrid Herr
Theo Schear
William Emerson,...
Mark Simons
Hans Johnson
Nancy Huerter
Elinor Berg
Colton Graves
Hatem Rowaihy
Kate Jessup
David Bates
Lara Dickinson
Micki Krimmel
Carlos Diuk
Michael Goloff
Roderick Herron
David Davis
Erica DeSmidt
Lane Becker
Dori Pikulski
Rui Jun Saperstein
Wendy Walker
Janet Falk
Shuray Ghorishi
Analisa Louisell
Kevin Kwok
Kush Patel
Robert Dietrich
Jess Waggoner
Val Harrison
Lori Beth Elliot Sacks
Ram Siddarth
Amy Henderson
Elizabeth Kibbey
Sara Chieco
Michael & Mary...
Rio Simone Govea
Belinda Fromson
Alisha Griffey
Leonora Gogolak
Jane Sstaw
Ashleigh Murray
Amy Desiree Goldstein
Andrea Vitz
Marina Bouchot Strabic
Kait Stephens
Moira Burke
Stephanie Duffy
Amee Tsai
Barry Staw
Ron Rosenbaum
Vijay Mali
Heather Franzese
Christopher A. Kimm
Janet Reed
Breanna De Geere
Fatima Pagtakhan
Adam Pollock
Sundeep Ahuja
Stephen Schear
Clelia El Adl Clemens
Stacy Geagan Wagner
Joy Rohde
Blake C
Wynne Rumpeltin
Sharon Teresa Louisell
Carolin Bouchard
Hadley McCarroll
Maria Culcasi
Josie Ag Shapiro
Reese McKnight
Michael Plath
Frederick L Talcott
Ana Rodriguez

Thank You!

From the MIGHTLY INC Team



Tierra Forte 🔗

CO-FOUNDER AND CEO

● 20 years of apparel industry experience with a focus on sustainable supply chains. ● Previously VP of Product at PACT Apparel. ● Part of the team that…



Anya Emerson 🔗

CO-FOUNDER AND COO

● Involved in retail consumer and ecommerce businesses for over twenty years as an investor and advisor, including in both children's apparel and venture-backed start-…



Barrie Brouse 🔗

CO-FOUNDER AND CHIEF CREATIVE OFFICER

●20 years of children's wear design, development and global production experience. ● Has won multiple awards for her designs (including the National Parenting Products…

Details

The Board of Directors

Director	Occupation	Joined
Barrie Michelle Brouse	Chief Creative Officer @ Mightly	2019
Tierra Del Forte	CEO @ Mightly	2019
Anya Marie Poppink Emerson	Executive @ Mightly	2019

Officers

Officer	Title	Joined
Barrie Michelle Brouse	Chief Creative Officer	2019
Tierra Del Forte	CEO Treasurer	2019
Candice Collison	CMO	2023
Anya Marie Poppink Emerson	COO	2019

Voting Power ❓

Holder	Securities Held	Voting Power
Barrie Michelle Brouse	2,104,427 Common Stock	33.4%
Anya Marie Poppink Emerson	1,755,833 Common Stock	27.9%
Tierra Del Forte	2,434,483 Common stock	38.7%

Past Equity Fundraises

Date	Amount	Security	Exemption
02/2019	$2,545		Section 4(a)(2)
05/2019	$30,000	Common Stock	Section 4(a)(2)
05/2019	$71	Common Stock	Section 4(a)(2)
08/2019	$50,000		Section 4(a)(2)
04/2020	$50,000		Section 4(a)(2)
04/2020	$100,000		Section 4(a)(2)
10/2020	$30,000	Common Stock	Other
12/2020	$30,000		Section 4(a)(2)
02/2021	$20,000		Section 4(a)(2)
03/2021	$50,000		Section 4(a)(2)
03/2021	$50,000		Section 4(a)(2)
05/2021	$30,000		Section 4(a)(2)
06/2021	$200,000		Section 4(a)(2)
09/2021	$30,000		Section 4(a)(2)
12/2021	$50,000		Section 4(a)(2)
12/2021	$500,000		Section 4(a)(2)
01/2022	$52,000		Section 4(a)(2)
05/2022	$72,100		Section 4(a)(2)
06/2022	$62,000		Section 4(a)(2)
07/2022	$50,000		Section 4(a)(2)
02/2023	$25,000		Section 4(a)(2)
04/2023	$361,625		4(a)(6)
04/2023	$75,000		Section 4(a)(2)
11/2023	$500,000	Preferred Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
04/17/2020	$50,000 ❓	5.0%	15.0%	None	04/16/2024 ❓
04/20/2020	$100,000 ❓	5.0%	15.0%	None	04/19/2024 ❓
03/10/2021	$50,000 ❓	5.0%	15.0%	None	03/09/2026 ❓
12/27/2021	$50,000 ❓	5.0%	15.0%	None	12/26/2025 ❓
12/27/2021	$500,000 ❓	5.0%	15.0%	None	12/26/2025 ❓

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Tierra Forte ❓	02/01/2019	$2,545	$0 ❓	0.0%	05/30/2019	

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Hebrew Free Loan ❓	08/01/2019	$50,000	$0 ❓	0.0%	02/01/2023	Yes
Daintree Capital ❓	12/15/2020	$30,000	$0 ❓	10.0%	05/15/2021	
ClearCo	02/01/2021	$20,000	$0 ❓	15.0%	07/01/2021	
Working Solutions ❓	03/01/2021	$50,000	$0 ❓	5.0%	02/01/2026	Yes
Daintree Capital ❓	05/21/2021	$30,000	$0 ❓	10.0%	05/01/2022	
ImpactAssets, Inc. ❓	06/25/2021	$200,000	$0 ❓	10.0%		Yes
Daintree Capital, Inc. ❓	09/01/2021	$30,000	$0 ❓	10.0%	09/01/2022	Yes
Working Solutions ❓	01/14/2022	$52,000	$0 ❓	8.5%	12/01/2027	Yes
Small Business Administration ❓	05/01/2022	$72,100	$69,508 ❓	3.75%	05/01/2052	Yes
ClearBanc	06/01/2022	$62,000	$0 ❓	15.0%	12/01/2022	
Daintree Capital, Inc. ❓	07/15/2022	$50,000	$0 ❓	10.0%	08/04/2023	Yes
Shopify Capital ❓	02/03/2023	$25,000	$0 ❓	16.0%	11/03/2023	
Daintree Capital, Inc. ❓	04/12/2023	$75,000	$13,024 ❓	10.0%	04/12/2024	Yes

Related Party Transactions

Name	Stephen Schear
Amount Invested	$40,000
Transaction type	Loan
Issued	08/24/2023
Outstanding principal plus interest	$0 as of 03/2024
Interest	0.0 per annum
Maturity	10/24/2023
Relationship	Family Member

Zero-interest short term loan, fully repaid

Name	Stephen Schear
Amount Invested	$50,000
Transaction type	Convertible Note
Issued	04/17/2020
Interest	10.0 per annum
Discount rate	15.0
Converted	Yes
Valuation cap	None
Relationship	relative of a founder

Converted per the terms listed above (note previously listed in convertible notes).

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,539,872	6,884,740	Yes
Preferred Stock	2,463,207	1,974,416	No
Preferred Stock 2	668,449	668,449	No

Warrants: 510,454
Options: 721

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Commodity price risk: An increase in the cost of raw materials or energy could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of our raw materials, including but not limited to GOTS certified organic cotton, and other packaging materials used by the Company. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

Reliance on third-party manufacturers: We rely on third party factories in India for the manufacture, production, and exportation of our sustainable children's clothing. We currently primarily rely on one manufacturer to produce the majority of our clothing. If we are unable to maintain our relationship with this manufacturer, our business could be significantly harmed. Furthermore, if this manufacturer were to experience any problems in its business, particularly in connection with its ability to manufacture or ship products, our ability to produce and sell our sustainable children's clothing could also be significantly harmed. For example, in 2020, our factories were shut down by government mandates due to covid, which limited production and operations for several months. We may not be able to find a suitable replacement manufacturer in time or at all if any problems were to arise. Because this is one of the very few Fair Trade Certified factories available world-wide, finding another manufacturer, much less a Fair Trade Certified one, may be difficult or impossible.

Supply chain risk: the Company designs, manufactures and imports sustainable children's clothing from factories in India. As the past few years have demonstrated, global supply chains are under strain from the COVID-19 novel coronavirus pandemic, as well as other natural disasters (floods, cyclones, etc.) and climate change, international conflict, and international shipping disruptions. Any of these could result in destroyed or delayed products and/or higher transportation and freight charges, cutting into the company's profitability and/or leading to inventory stockouts and customer dissatisfaction. Our factories were, for example, twice shut down in 2020 by government mandate, delaying our ability to restock out-of-stock inventory and depressing 2020 sales.

Marketplace platform risk: Although the Company sells its products DTC through multiple platforms and ecommerce websites including its own website, www.mightly.com, the Company currently derives a majority of its sales through the Amazon marketplace. Therefore it is dependent upon Amazon's continued viability as a profitable platform for third-party sellers, which may or may not continue in the future. There is the risk that Amazon could raise fees, insist that sellers use its logistics, take minority interests in profits, limit price changes on its platform, or enact many other changes that could favor Amazon and disfavor third-party sellers, especially smaller third-party sellers.

Reliance on third-party service providers, including fulfillment: We will rely upon a third party fulfillment center to process and ship customer orders generated by our website and other portals, as well as a third party agency to manage our Amazon business. Our ability to grow our business and customer base will depend upon smoothly functioning relationships with our fulfillment and agency partners and our ability to integrate their roles with our online marketing and customer service operations. If we are unable to smoothly integrate these third party operations into our business, or if we are unable to establish and maintain strong relationships with these key outside parties, our ability to successfully deliver quality products to our customer in a timely manner will be adversely affected, and our ability to achieve profitability will be severely impaired.

Inventory risk: The Company designs, manufactures and sells sustainable children's apparel. As such, the Company holds significant inventory at all times. Holding inventory, however, comes with numerous risks that can negatively impact operations, customer satisfaction, and profitability. There is the risk of inaccurate demand planning: underestimating demand can result in stock outs, lost sales, and potentially lost customers while overestimating may leave the Company with excess stock that ties up cash flow and is at risk of waste. There is the risk of supplier unreliability: a supplier may fail to deliver to the agreed lead time and adhere to stock quality and quantities, leading to production delays, inventory stockouts, and customer dissatisfaction. There are additional risks related to holding inventory of theft, loss, and outdated product.

Small founder team: As a startup organization, the Company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, the future of the Company may be compromised. Co-founders Tierra Forte, CEO, and Barrie Brouse, Chief Creative Director, work full-time for Mightly, but Anya Emerson, Co-Founder and COO, works on several side projects apart from Mightly. These obligations may result in diminished time being committed to Mightly and potentially impact Company performance.

Concentrated control risk: Together the three co-founders own over 80% of the Company's outstanding equity. The co-founders are currently the Company's sole members of its Board of Directors, and therefore have significant control over the management of the Company and the direction of its policy and affairs. This concentrated control in the Company will limit Investors' ability to influence Company matters.

Intellectual property risk: The Company may not be able to secure and enforce its intellectual property rights. The Company's ability to compete against other businesses selling similar products depends on its ability to secure and enforce trademark and other intellectual property rights. The Company has two approved trademark registrations for the name "Mightly" for various items of children's clothing, and also owns the domain, www.mightly.com. However, there is no guarantee that any other trademark or other applications we have filed, or may in the future file will be approved, and even registrations that receive approval could subsequently be held invalid due to our conduct or challenges by third parties. Similarly, we could lose valuable trade secret rights if we fail to properly protect our confidential information. Even to the extent that our intellectual property rights are valid, enforcing those rights (such as challenging a competitor who steals a clothing design) could involve costly legal processes that we may not be to afford, much less bring to a successful conclusion.

Revenue risk: The Company is still in an early phase, and there can be no assurance that it will ever operate profitably. The likelihood of achieving profitability should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Funding risk: The Company will require funds in excess of its existing cash resources to fund operating expenses, develop new products, expand its marketing capabilities, and finance general and administrative activities. Due to market conditions at the time the Company needs additional funding, it is possible that the Company will be unable to obtain additional funding when it needs it, or the terms of any available funding may be unfavorable. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due or the new funding may excessively dilute existing investors. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

Raising current funds/future funds: The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, or other expenses, which would hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the Company being worth less because of the terms of future investment rounds.

Minimal operating capital: This Company has minimal operating capital and, even if we raise more than our $50k minimum in this offering, for the foreseeable future we will be dependent upon our ability to finance our operations from the sale of additional equity or other financing alternatives. We have a history of accumulated deficits that may continue into the foreseeable future. Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. Beyond the unsold inventory we hold, we have no significant assets or financial resources, so the failure to raise sufficient operating capital could put your investment dollars at significant risk.

Dividends not guaranteed: We do not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

Balance sheet risk: The company currently has more liabilities than assets so investors are unlikely to be returned any capital should the company close down.

Liquidity event may never occur: The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If such a liquidity event does not occur, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Personnel risk: The Company's future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However, the Company plans to secure key person life insurance when such coverage is deemed financially prudent. Also, the Company's future success may further depend on the Company's ability to attract and retain additional key personnel and third party contractual relationships. If the Company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

New consumer brand risk: The great majority of our assets will be committed to developing and marketing a line of products in a single industry under a single brand, i.e., sustainable children's clothing under the brand name "Mightly." Accordingly, because we have few other assets or product lines that could spread the risk of investment, our profitability will depend on the success of our sales of products under our brand name and related product names. However, Mightly is a name, and brand, and a logo that are not well known. Our ability to sell our products depends on the ready acceptance by the consuming public of a trade/brand name and logo and names and logos of its new products. Competitors have developed well-known trade/brand names and logos that have, and may continue to have, superior recognition in the relevant marketplace. There can be no assurance that our products will be well received by the consuming public and relevant markets.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial

portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Mightly, Inc.

Delaware Corporation
Organized January 2019
8 employees
4200 Park Blvd.
#637
Oakland CA 94602 http://www.mightly.com

Business Description

Refer to the MIGHTLY INC profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

MIGHTLY INC is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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